Mail Stop 4561

January 20, 2010

Moshe J. Schnapp
Chief Executive Officer
Forex International Trading Corp.
1618 N. Fairfax Avenue
Los Angeles, California 90046

> **Re: Forex International Trading Corp.**
> **Amendment No. 3 Registration Statement on Form S-1**
> **Filed December 29, 2009**
> **File No. 333-161795**

Dear Mr. Schnapp:

We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 24, 2009.

Prospectus Cover Page

1.   Please refer to prior comment 2 and tell us why you believe the disclosure in the sixth paragraph is necessary or conveys key information to potential investors regarding the company or the offering.

The Offering, page 1

2.   We note your response to prior comment 1 but you continue to state on pages 1 and 7 that "all proceeds raised in the offering will be deposited immediately into our corporate account to be utilized for working capital." It appears that this disclosure is inconsistent with your revised statement on the cover page which states that $32,000 of the proceeds will be used to pay expenses related to the offering. Please revise. Also clarify on page 7 under the risk factor heading, "There is no minimum raise required in this offering…," that you will not be able to implement your business plan if you only sell 5-10% of the securities in this offering.

3. We note that your disclosure still suggests that the company, rather than a registered broker dealer, will be making a Form 211 application for quotation on the OTCBB. For example, on the cover page, you state that you "expect to have an application filed with [the] Financial Industry Regulatory Authority Inc." As further examples, you state on page 1 under "Market for common shares" that there is no assurance that you will be accepted to trade on the OTCBB; and on page 6 under the risk factor entitled "Our common stock price is likely to be highly volatile" that you need to be approved to trade on the OTCBB. Please revise the disclosure to clearly state that an application must be filed by a registered broker-dealer and cleared by FINRA before the securities are quoted on the OTCBB.

Our success will be dependent upon our receipt and maintenance of regulatory approvals, page 3

4. Please expand the disclosure to include a meaningful discussion of the risks associated with the application to become a regulated entity and the regulatory requirements to which you will then be subject. In this regard, we note that your disclosure that the "approvals will both expand the variety of services" which you will offer and bolster your reputation among potential customers does not adequately describe the risks that you may face.

Dilution, page 9

5. Revise to include updated dilution information as of the date of the most recent balance sheet included in this filing (October 31, 2009). Also, we note that the net tangible book value included in your most recent Form S-1/A was calculated based on your financial statements prior to the November 24, 2009 restatement. Please ensure that your calculations are based on the net tangible book value, as restated.

6. Please provide the calculations that support your "pro forma net tangible book value per share" disclosures assuming each level of proceeds (5%, 25%, 50%, and 100%) from this Offering.

Management's Discussion and Analysis or Plan of Operation

Results of Operations, page 16

7. You disclose that you generated consulting service revenue of $5,000 for the period ended July 31, 2009 and $29,500 for the three months ended October 31, 2009, but that you do not expect to generate material consulting revenue in the "near future." Clarify the disclosure to indicate the time frame in which you expect to continue generating revenue from this one customer. Please tell us what

consideration you have given to disclosing the identity of the customer and filing any material agreements with the customer. See Item 101(h)(4)(vi) and Item 601(b)(10) of Regulation S-K.

Liquidity and Capital Resources, page 16

8.   We note your revised disclosure in response to prior comment 11 that you need a minimum of $60,000 to implement your business plan and pay administrative expenses for 12 months. You also state that you need to "raise approximately $60,000 from this offering to implement our business plan and pay for administrative expenses for the next 12 months." We note that you expect to incur an additional expense of $32,000 in connection with this offering. Accordingly, it appears that you will need to raise more than $60,000 in order to operate for at least 12 months. Additionally, your working capital deficit was nearly $95,000 at October 31, 2009, so it would appear that as much as $95,000 of additional funds would be needed simply to discharge indebtedness or obligations coming due within less than the next 12 months. Please revise or explain.

9.   You state that you "do not expect to remain in operation for a period in excess of one month upon going becoming a reporting company." Please clarify whether this belief is based on whether you are able to sell any securities in this offering. Disclose this statement in a prominently placed risk factor.

Independent Registered Accounting Firm's Report, page F-1

10.   We note your response to prior comment 14 where you acknowledge that the financial statements should be identified as restated with dual dating and the independent auditors should include in their report an explanatory paragraph describing the restatement. While we note that you have labeled the financial statements as restated, your independent auditors have not included an explanatory paragraph in their report, nor does the date of their audit report reflect the fact that your financial statements were restated. Please revise accordingly pursuant to AU 508.16 & .18 and AU 561.06.

Financial Statements for the Three Months Ended October 31, 2009

Statement of Income and Expenses, page F-13 and Statement of Cash Flows, page F-15

11.   Revise both the Statement of Income and Expenses and Statement of Cash Flows to include cumulative-to-date information from inception through October 31, 2009 pursuant to ASC 915-225-45 and ASC 915-230-45.

Exhibit 5.1

12.   Please provide an updated legality opinion so it speaks as of a date immediately prior to the desired effective date.

*   *   *   *   *

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453. If you require additional assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc: Via facsimile at (516) 977-1209
        Stephen M. Fleming
        Law Offices of Stephen M. Fleming PLLC